SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2009

PETROBRAS INTERNATIONAL FINANCE COMPANY - PifCo
(Translation of Registrant's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Anderson Square Building, P.O. Box 714
George Town, Grand Cayman
Cayman Islands,B.W.I.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INCORPORATION BY REFERENCE

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM OF F-3ASR OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS (NO. 333-139459) AND PETROBRAS INTERNATIONAL FINANCE COMPANY (NO. 333-139459-01).

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2008

Forward Looking Statements

This report on Form 6-K contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, our ability to obtain financing, changes by Petróleo Brasileiro S.A. – Petrobras in its use of our services for market purchases of crude oil and oil products, and changes in government regulations applicable to us and Petrobras.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained herein.

Basis of Presentation

You should read the following discussion of our financial condition and results of operations together with the attached audited consolidated financial statements and the accompanying notes for the year ended December 31, 2008. The audited consolidated financial statements for the years ended December 31, 2008 and December 31, 2007 and the accompanying notes have been presented in U.S. dollars and prepared in accordance with U.S. GAAP. As a subsidiary of Petrobras, we also prepare our consolidated financial statements in accordance with accounting practices adopted in Brazil.

Overview

We are a wholly-owned subsidiary of Petrobras. Accordingly, our financial condition and results of operations are significantly affected by decisions of our parent company. Our ability to meet our outstanding debt obligations depends on a number of factors, including:

• Petrobras’ financial condition and results of operations;

• the extent to which Petrobras continues to use our services for market purchases of crude oil and oil products;

• Petrobras’ willingness to continue to make loans to us and provide us with other types of financial support;

• our ability to access financing sources, including the international capital markets and third-party credit facilities; and

• our ability to transfer our financing costs to Petrobras.

We earn income from:

• sales of crude oil and oil products to Petrobras;

• limited sales of crude oil and oil products to third parties; and

• the financing of sales to Petrobras, inter-company loans to Petrobras and investments in marketable securities and other financial instruments.

Our operating expenses include:

• cost of sales, which is comprised mainly of purchases of crude oil and oil products;

• selling, general and administrative expenses; and

• financial expense, mainly from interest on our lines of credit and capital markets indebtedness, sales of future receivables and inter-company loans from Petrobras.

Purchases and Sales of Crude Oil and Oil Products

We typically purchase crude oil and oil products in transactions with payment terms of approximately 30 days. Petrobras typically pays for shipments of crude oil and oil products that we sell to it over a period of up to 330 days, which allows Petrobras sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for its shipments. The difference between the amount we pay for crude oil and oil products and the amount Petrobras pays for that same crude oil and oil products is deferred and recognized as part of our financial income on a straight-line basis over the period in which Petrobras’ payments to us come due.

Results of operations for the year ended December 31, 2008, as compared to the year ended December 31, 2007.

Net (Loss) Income

We had a loss of U.S.$772.6 million in 2008, as compared to a net income of U.S.$29.0 million in 2007.

Sales of Crude Oil and Oil Products and Services

Our sales of crude oil and oil products and services increased 58.8% to U.S.$42,442.8 million in 2008, as compared to U.S.$26,732.0 million in 2007. This increase was primarily due to (i) a 44% increase in our average sales price, mainly as a result of a 34% increase in the average price of Brent crude oil, to U.S.$96.99 per barrel in 2008 from U.S.$72.52 per barrel in 2007; and (ii) a 14.1% increase in our sales volumes, primarily due to increased trading sales of crude oil and oil products purchased from third parties and affiliates and subsequently sold to Petrobras.

Cost of Sales

Cost of sales increased 60.5% to U.S.$42,231.1 million in 2008, as compared to  U.S.$26,310.8  million in 2007. This increase was proportionally higher than  the  increase  of  sales  of  crude oil and oil products and services primarily  due  to  the same reasons and also as a result of higher average inventory  price  formation  in  the last quarter of 2008 since oil and oil products  were  largely  aquired in periods prior to the declining trend of prices in the international market.

Selling, General and Administrative Expenses

Our  selling,  general  and  administrative  expenses  consist primarily of shipping  costs  and  fees  for  services,  including accounting, legal and rating  services.  These  expenses increased 90.8% to U.S.$562.2 million in 2008,  as compared to U.S.$294.7 million in 2007. This increase in expenses resulted primarily from an increase in  average freight rates in 2008, as a result of changes in international market trends and shipping routes, which totaled  U.S.$451.9  million  during the period and an increase in offshore sales.

Other Operating Expenses

The Company recognized a loss of U.S.$577.1 million due to inventory impairment for the year ended December 31, 2008, as a result of the recently declines in the oil international market prices.

Financial Income

Our financial income consists of the financing of sales to Petrobras, inter-company loans to Petrobras, investments in marketable securities and other financial instruments. Our financial income increased 12.3% to U.S.$2,324.9 million in 2008, as compared to U.S.$2,069.9 million in 2007. This increase was primarily due to (i) an increase in the amount of sales to Petrobras during 2007 compared to 2006, resulting in additional financial income due to the financing terms granted to Petrobras and due to interest calculated on a monthly basis (see “Purchases and Sales of Crude Oil and Oil Products”); and (ii) an increase in derivative income related to exchange trade contracts as a result of increases in offshore sales and the average price of crude oil and oil products in the international market. This increase in financial income was partially offset by a decrease in financial income from loans to related parties, due to the transfer of U.S.$8,231.3 million in notes receivables to Braspetro Oil Services Company-Brasoil, as a consequence of the assumption by Brasoil of our obligations under the notes payable to Petrobras in the same amount. See note 5(v) to our audited consolidated financial statements.

2

Financial Expense

Our financial expense consists of interest paid and accrued on our outstanding indebtedness, other fees associated with our issuance of debt and other financial instruments. Our financial expense remained substantially the same, U.S.$2,170.1 million in 2008, as compared to U.S.$2,167.9 million in 2007. There was an increase in derivative expenses related to exchange trade contracts as a result of increases in offshore sales and the average price of crude oil and oil products in the international market; and an increase in interest expenses relating to recent issuances of notes, including the issuance of U.S.$1.0 billion in Global notes in November 2007 and U.S.$750.0 million in January 2008. These increases were offset by a decrease in interest expense due to the assumption by Braspetro Oil Services Company-Brasoil of our obligations under notes payable to Petrobras in the amount of U.S.$8,231.3 million, as a consequence of the transfer of notes receivables to Brasoil in the same amount.

Liquidity and Capital Resources

Overview

We finance our oil trading activities principally from commercial banks, including lines of credit, as well as through inter-company loans from Petrobras and the issuance of notes in the international capital markets.

As an offshore, non-Brazilian company, we are not legally obligated to receive prior approval from the Brazilian National Treasury before incurring debt or registering debt with the Central Bank. As a matter of policy, however, we only issue debt following the recommendation of any of Petrobras’ Chief Financial Officer, Executive Board or Board of Directors, depending on the aggregate principal amount and the tenor of the debt to be issued.

Sources of Funds

Our Cash Flow

At December 31, 2008, we had cash and cash equivalents of U.S.$287.7 million, as compared to U.S.$674.9 million at December 31, 2007. Our operating activities used net cash of U.S.$9,149.1 million in 2008, as compared to using net cash of U.S.$5,210.0 million in 2007, primarily as a result of an increase in related party trade accounts receivables. This increase was a result of increased sales of crude oil and oil products and services, due primarily to higher average prices of crude oil and oil products in the international market.

Our investing activities provided net cash of U.S.$25.5 million in 2008, as compared to using net cash of U.S.$5,945.0 million in 2007, primarily as a result of a decrease in the amount of loans to related parties and our investments in marketable securities held by a fund that includes investments in tittles of Petrobras’ special purposes companies.

Our financing activities provided net cash of U.S.$8,736.4 million in 2008, as compared to providing net cash of U.S.$11,319.1 million in 2007, primarily as a result of a decrease in our proceeds from short-term loans from Petrobras and a decrease in proceeds from issuance of long-term debt.

Accounts Receivable

Accounts receivable from related parties increased 62.3% to U.S.$24,155.1 million at December 31, 2008, from U.S.$14,885.6 million at December 31, 2007, primarily as a result of an increase in the trading sales of crude oil and oil products mainly due to an increase in the average prices of crude oil and oil products in the international market.

3

Our Short-Term Borrowings

Our short-term borrowings are denominated in U.S. dollars and consist of lines of credit and loans payable. Our outstanding position at December 31, 2008 in irrevocable letters of credit was U.S.$627.9 million, as compared to U.S.$730.0 million at December 31, 2007, supporting crude oil and oil products imports and services. At December 31, 2008, we had accessed U.S.$142.6 million in lines of credit and loans from financing institutions, including the current portion of long-term lines of credit, as compared to U.S.$311.5 million accessed at December 31, 2007. The weighted average annual interest rate on these short-term borrowings was 3.59% at December 31, 2008, as compared to 5.59% at December 31, 2007. At December 31, 2008, we had utilized all of our available funds from lines of credit specifically designated for the purchase of imports of crude oil and oil products.

The short-term portion of our notes payable to related parties consists of notes payable to Petrobras, and increased 5.7% to U.S.$25,352.7 million at December 31, 2008, from U.S.$23,977.7 million at December 31, 2007, primarily as a result of our short-term financing needs. This increase was partially offset by the assumption by Braspetro Oil Services Company-Brasoil of our obligations under the notes payable to Petrobras in the amount of U.S.$8,231.3 million, as a consequence of the transfer of our notes receivables to Brasoil in the same amount.

Our Long-Term Borrowings

At December 31, 2008, we had long-term borrowings outstanding in financing institutions of (i) U.S.$631.0 million in long-term lines of credit due between 2009 and 2017, as compared to U.S.$646.0 million at December 31, 2007 and (ii) U.S.$358.2 million under the loan agreement with Malha Gas Investment Co. Ltd. (M-GIC), which acts as a Facility Agent for the Japan Bank for International Cooperation (JBIC). This loan bears interest at Libor plus 0.8% p.a., payable semi-annually. The principal amount will be paid semi-annually starting on December 15, 2009 through December 15, 2014.

On January 11, 2008, we reopened the series of our outstanding U.S.$1.0 billion 5.875% Global notes due March 1, 2018, issuing an additional amount of U.S.$750.0 million notes. The notes are fungible with the original notes issued on November 1, 2007, and bear interest at a rate of 5.875% per year, payable semi-annually. The total amount of U.S.$1,750.0 million of 5.875% Global notes due 2018 is included in the Current and Long-Term Debt table below under the heading, “Global notes”.

On March 31, 2008, we paid U.S.$126.9 million of principal on the Global step-up notes that matured on April 1, 2008.

On May 8, 2008, we paid U.S.$224.2 million of principal on the Senior notes that matured on May 9, 2008.

At December 31, 2008, we also had outstanding:

• U.S.$235.3 million in Senior notes due 2011. The notes bear interest at the rate of 9.75%;

• U.S.$331.5 million (U.S.$67.0 million current portion) in connection with Petrobras’ exports prepayment program, U.S.$550 million in 6.436% Senior Trust Certificates due 2015, and U.S.$200 million in 3.748% Senior Trust Certificates due 2013;

• U.S.$3,941.1 million in Global notes, consisting of U.S.$374 million of Global notes due July 2013 that bear interest at the rate of 9.125% per year; U.S.$577 million of Global notes due December 2018 that bear interest at the rate of 8.375% per year; U.S.$398 million of Global notes due 2014 that bear interest at the rate of 7.75% per year; U.S.$899 million of Global notes due October 2016 that bear interest at the rate of 6.125% per year; and U.S.$1,750 million of Global notes due March 2018 that bear interest at the rate of 5.875% per year. Interest on these notes is paid semi-annually and the proceeds were used for general corporate purposes, including the financing of the purchase of oil product imports and the repayment of existing trade-related debt and inter-company loans; and

4

• U.S.$386.3 million (¥35 billion) in Japanese Yen Bonds issued in September 2006 and due September 2016. The issue was a private placement in the Japanese market with a partial guarantee from the Japan Bank for International Cooperation (JBIC) and was designed to tap the Japanese market, access a new investor base and achieve a competitive cost. The bonds bear interest at the rate of 2.15% per year, payable semi-annually. On the same date, we entered into a swap agreement with Citibank, swapping the total amount of this debt to a U.S. dollar-denominated debt.

At December 31, 2008, we had standby committed facilities available in the amount of U.S.$546.3 million, which are not committed to any specific use. We have not drawn down amounts related to these facilities, and, as of the date of this filing, we have not scheduled a date for the drawdown.

In June 2008, PifCo issued a corporate guarantee to International Finance Corporation – IFC in the amout of U.S.$40.0 million to back a loan contracted by affiliate company Quattor Petroquímica in connection with Petrobras strategy to consolidate petrochemical assets in the southeast region of Brazil. Accordingly, Quattor Petroquímica assumed the obligation to pay interest annually, in Reais, at a rate of 1% p. a. over the amount guaranteed by PifCo up to the maturity date of the loan in 2017, or until certain contractual conditions are reached, whichever comes first. In the event of financial execution of this guarantee, PifCo has been granted the right to recourse.

The following table sets forth the sources of our current and long-term debt at December 31, 2008 and December 31, 2007:

CURRENT AND LONG-TERM DEBT

	December 31, 2008		December 31, 2007

		(in millions of U.S. dollars)
	Current	Long-term	Current	Long-term

Financing institutions	U.S.$142.6	U.S.$989.2	U.S.$311.5	U.S.$1,040.0
Senior notes	11.1	235.3	238.5	235.4
Global step-up notes	-	-	130.8	-
Sale of right to future receivables	69.6	481.5	69.0	548.4
Assets related to export prepayment
to be offset against sales of right
to future receivables	-	(150.0)	-	(150.0)
Global notes	76.2	3,941.1	37.3	3,200.2
Japanese yen bonds	2.2	386.3	1.7	312.8

	U.S.$301.7	U.S.$5,883.4	U.S.$788.8	U.S.$5,186.8

The following table sets forth the sources of our capital markets debt outstanding at December 31, 2008:

CAPITAL MARKETS DEBT OUTSTANDING(1)

Principal Amount
Notes	(in millions of U.S. dollars)

9.750% Senior notes due 2011	235
4.848% Senior trust certificates due 2013(2)	110
6.436% Senior trust certificates due 2015(2)	289
9.125% Global notes due 2013	374
7.750% Global notes due 2014	398
6.125% Global notes due 2016	899
8.375% Global notes due 2018	577
5.875% Global notes due 2018	1,750
2.15% Japanese yen bonds due 2016(3)	386

Total	U.S.$5,018

5

Unless otherwise noted, all debt is issued by us, with support from Petrobras through a standby purchase agreement.

(1) Does not include Junior trust certificates issued by PF Export Trust in connection with Petrobras’ exports prepayment program, because we are the beneficiary of such Junior trust certificates.
(2) Issued in connection with Petrobras’ exports prepayment program.
(3) Issued by us on September 27, 2006 in the amount of ¥ 35 billion.

Stockholder’s Equity

Capital Contribution

In March 2008, our additional paid in capital increased U.S.$212.5 million as a result of a gain due to the acquisition of the platform P-37 by us from Braspetro Oil Services Company - Brasoil and sale to Petrobras Netherlands B.V – PNBV, an affiliated.

Off Balance Sheet Arrangements

At December 31, 2008, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Petrobras Singapore Private Limited (PSPL)

In November 2008, Petrobras Singapore Private Limited (PSPL), a wholly-owned subsidiary of PifCo, has taken a 50% participation in PM Bio Trading Private Limited, for five thousand dollars, a joint venture with Mitsui & Co. LTD established in Singapore to trade ethanol and to perform other related activities with a main focus in the japanese market. PM Bio Trading Private Limited is scheduled to commence its operations in 2010.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2008, and the period in which the contractual obligations come due.

		Payments due by period
		(in millions of U.S. dollars)

Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years

Long-term debt	6,081.2	197.8	866.6	1,252.7	3,764.1
Purchase obligations - Long-term	2,448.0	1,246.6	912.4	144.5	144.5
Operating leases	11.1	1.0	2.8	3.8	3.5

Total	8,540.3	1,445.4	1,781.8	1,401.0	3,912.1

Subsequent Events

Financing

On February 11, 2009, the Company issued Global Notes of U.S.$1,500.0 million due March 2019 in the international capital market. The Notes bear interest at the rate of 7.875% per annum, payable semiannually, beginning on September 15, 2009. The funds will be used for general corporate purposes, including the financing of the Petrobras Business Plan 2009-2013.

This financing had estimated issue cost of U.S.$6.3 million, discount of U.S.$25.8 million and effective interest rate of 8.187% per annum. These Global Notes constitute general senior unsecured and unsubordinated obligations of PifCo. Petrobras will unconditionally and irrevocably guarantee the full and punctual payment.

On  March  24, 2009, the Company drewdown U.S.$1,000.0 million in a line of credit  due  on  March 2011. The Line bear interest at a initial rate of  3 Month  Libor  +  2.65%  per annum, payable quarterly.  The proceeds will be used to finance the purchase of oil imports to Petrobras from PifCo.

6

Petrobras International Finance Company
(A wholly-owned subsidiary of Petróleo
Brasileiro S.A. - Petrobras)

Consolidated financial statements
Years ended December 31, 2008, 2007 and 2006
together with Report of Independent Registered Public
Accounting Firm

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Petrobras International Finance Company - PifCo and subsidiaries (“the Company”) is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Audit Committee, Chief Executive Officer, Chief Financial Officer and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to consolidated financial statements preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that as of December 31, 2008 the Company’s internal control over financial reporting is effective.

The Company’s internal control over financial reporting as of December 31, 2008 has been audited by KPMG Auditores Independentes, the Company’s independent registered public accounting firm, which opinion is stated in their report, dated March 27, 2009, included herein.

Daniel Lima de Oliveira	Servio Túlio da Rosa Tinoco
Chief Executive Officer	Chief Financial Officer
March 27, 2009	March 27, 2009

Petrobras International Finance Company
and subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Financial Statements

December 31, 2008, 2007 and 2006

Report of Independent Registered Public Accounting Firm

The Executive Board and Stockholder of
Petrobras International Finance Company

We  have  audited the accompanying consolidated balance sheets of Petrobras International  Finance  Company  and  subsidiaries  (“the  Company”)  as of December  31,  2008  and  2007,  and the related consolidated statements of operations,  changes  in  stockholder’s deficit, and cash flows for each of the  years  in  the three-year period ended December 31, 2008. We also have audited  the  Company’s  internal  control  over  financial reporting as of December   31,   2008,   based   on   criteria   established   in  Internal Control-Integrated   Framework   issued  by  the  Committee  of  Sponsoring Organizations of the Treadway Commission (“COSO”). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of  the effectiveness of internal control over financial reporting included in  the accompanying Management’s Report on Internal Control Over Financial Reporting.   Our   responsibility   is  to  express  an  opinion  on  these consolidated  financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statements presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In  our  opinion,  the  consolidated financial statements referred to above present  fairly,  in  all  material  respects,  the  financial  position of Petrobras  International  Finance Company (and subsidiaries) as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each  of  the  years  in  the three-year period ended December 31, 2008, in conformity  with  accounting  principles  generally  accepted in the United States  of  America.  Also, in our opinion, Petrobras International Finance Company  (and subsidiaries) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria  established  in  Internal  Control-Integrated Framework issued by COSO.

/s/ KPMG Auditores Independentes
KPMG Auditores Independentes

Rio de Janeiro, Brazil
March 27, 2009

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Balance Sheets
As of December 31, 2008 and 2007
(In thousand of U.S. dollars)

Assets	2008	2007

Current assets
Cash and cash equivalents (Note 3)	287,694	674,915
Marketable securities (Note 4)	2,598,764	489,077
Trade accounts receivable
Related parties (Note 5)	24,155,075	14,885,575
Other	489,799	902,329
Notes receivable - related parties (Note 5)	1,152,627	9,673,301
Inventories (Note 6)	1,137,179	1,224,635
Export prepayments - related parties (Note 5)	415,843	72,496
Restricted deposits for guarantees and other (Note 5 and 7)	146,038	79,030

	30,383,019	28,001,358

Property and equipment	2,143	1,232

Investments in non-consolidated company (Note 1)	3	-

Other assets
Marketable securities (Note 4)	1,999,760	3,643,545
Notes receivable - related parties (Note 5)	412,127	279,574
Export prepayment - related parties (Note 5)	331,450	710,925
Restricted deposits for guarantees and prepaid expenses (Note 7)	174,299	233,085

	2,917,636	4,867,129

Total assets	33,302,801	32,869,719

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Balance Sheets
As of December 31, 2008 and 2007
(In thousand of U.S. dollars, except for number of shares and per share amounts)

Liabilities and stockholder’s deficit	2008	2007

Current liabilities
Trade accounts payable
Related parties (Note 5)	1,712,070	1,686,479
Other	635,977	1,180,955
Notes payable - related parties (Note 5)	25,352,728	23,977,731
Short-term financings (Note 8)	-	5,201
Current portion of long-term debt (Note 8)	197,769	704,911
Accrued interests (Note 8)	103,930	78,709
Other current liabilities (Note 5)	9,746	51,941

	28,012,220	27,685,927

Long-term liabilities
Long-term debt (Note 8)	5,883,376	5,186,789

	5,883,376	5,186,789

Stockholder’s deficit
Shares authorized and issued
Common stock - 300,050,000 shares at par value US$ 1 (Note10)	300,050	300,050
Additional paid in capital	266,394	53,926
Accumulated deficit	(1,120,147)	(347,549)
Other comprehensive income
Loss on cash flow hedge	(39,092)	(9,424)

	(592,795)	(2,997)

Total liabilities and stockholder’s deficit	33,302,801	32,869,719

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Operations
Years Ended December 31, 2008, 2007 and 2006
(In thousand of U.S. dollars, except net income/(loss) per share amounts)

	Years ended December 31,

	2008	2007	2006

Sales of crude oil, oil products and services
Related parties (Note 5)	23,797,304	14,679,385	14,236,511
Other	18,645,503	12,052,646	7,833,263

	42,442,807	26,732,031	22,069,774

Cost of sales
Related parties (Note 5)	(14,431,172)	(8,874,800)	(8,121,994)
Other	(27,799,952)	(17,435,987)	(13,778,560)
Selling, general and administrative expenses
Related parties (Note 5)	(341,668)	(182,424)	(189,667)
Other	(220,527)	(112,257)	(17,678)
Other operating expenses (Note 9)	(577,128)	-	-

	(43,370,447)	(26,605,468)	(22,107,899)

Operating (loss)/income	(927,640)	126,563	(38,125)

Equity in results of non-consolidated company	(2)	-	-

Financial income
Related parties (Note 5)	1,655,709	1,697,955	999,204
Hedge on sales and financial transactions
Related parties (Note 5)	1,822	8,027	-
Other (Note 12)	500,088	56,312	32,406
Financial investments	145,371	280,379	214,431
Other	21,892	27,264	39,125

	2,324,882	2,069,937	1,285,166

Financial expense
Related parties (Note 5)	(1,322,342)	(1,588,246)	(722,434)
Hedge on sales and financial transactions
Related parties (Note 5)	(30,719)	-	-
Other (Note 12)	(384,908)	(148,356)	(19,607)
Financing	(413,305)	(406,303)	(496,964)
Other	(18,786)	(25,013)	(218,761)

	(2,170,060)	(2,167,918)	(1,457,766)

Financial, net	154,822	(97,981)	(172,600)

Exchange variation, net	(2,836)	(24)	32

Other income, net	3,058	412	168

Net (loss)/income for the year	(772,598)	28,970	(210,525)

Net (loss)/income per share for the year - US$	(2.57)	0.10	(2.72)

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Changes in Stockholder’s Deficit
Years Ended December 31, 2008, 2007 and 2006
(In thousand of U.S. dollars)

	Years ended December 31,

	2008	2007	2006

Common stock
Balance at January 1	300,050	300,050	50
Capital increase	-	-	300,000

Balance at end of year	300,050	300,050	300,050

Additional paid in capital
Balance at January 1	53,926	53,926	173,926
Transfer to capital	212,468	-	(120,000)

Balance at end of year	266,394	53,926	53,926

Accumulated deficit
Balance at January 1	(347,549)	(376,519)	(165,994)
Net (loss)/income for the year	(772,598)	28,970	(210,525)

Balance at end of year	(1,120,147)	(347,549)	(376,519)

Other comprehensive income
Loss on cash flow hedge
Balance at January 1	(9,424)	(2,207)	-
Change in the year	(29,668)	(7,217)	(2,207)

Balance at end of year	(39,092)	(9,424)	(2,207)

Total stockholder’s deficit	(592,795)	(2,997)	(24,750)

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Consolidated Statements of Cash Flows
Years Ended December 31, 2008, 2007 and 2006
(In thousand of U.S. dollars)

	Years ended December 31,

	2008	2007	2006

Cash flows from operating activities
Net (loss)/income for the year	(772,598)	28,970	(210,525)
Adjustments to reconcile net (loss)/income to net cash
used in operations
Depreciation, amortization of prepaid expenses and debt amortization	2,993	7,909	20,725
Loss on inventory	144,866	-	-
Equity in results of non-consolidated company	2	-	-
Decrease (increase) in assets
Trade accounts receivable
Related parties	(9,228,606)	(4,475,358)	(1,905,623)
Other	412,006	(66,892)	(622,734)
Export prepayments - related parties	36,128	(251,256)	411,760
Other assets	930	(903,409)	(242,283)
Increase in liabilities
Trade accounts payable
Related parties	625,591	543,631	192,116
Other	(544,978)	58,969	505,910
Other liabilities	174,570	(152,547)	(116,758)

Net cash used in operating activities	(9,149,096)	(5,209,983)	(1,967,412)

Cash flows from investing activities
Marketable securities, net	(465,902)	(2,335,756)	451,775
Notes receivable - related parties, net	493,024	(3,608,351)	(2,342,359)
Property and equipment	(1,612)	(904)	(460)
Investments in non-consolidated company	(5)	-	-

Net cash provided by (used in) investing activities	25,505	(5,945,011)	(1,891,044)

Cash flows from financing activities
Short-term financing, net issuance and repayments	(5,201)	(143,246)	(191,056)
Proceeds from issuance of long-term debt	836,815	1,737,162	982,280
Principal payments of long-term debt	(722,060)	(1,557,783)	(1,731,726)
Short-term loans - related parties, net	8,626,816	18,630,887	(2,268,898)
Proceeds from long-term loans - related parties	-	-	7,347,923
Principal payments of long-term loans - related parties	-	(7,347,923)	-

Net cash provided by financing activities	8,736,370	11,319,097	4,138,523

(Decrease)/increase in cash and cash equivalents	(387,221)	164,103	280,067
Cash and cash equivalents at beginning of the year	674,915	510,812	230,745

Cash and cash equivalents at end of the year	287,694	674,915	510,812

Supplemental disclosures of cash flow information:

Cash paid during the year for
Interest	1,517,259	2,096,165	1,371,169
Income taxes	1,977	1,089	113

Non-cash investing and financing transactions
Increase of capital through conversion of loan payable	-	-	180,000
Capital contribution due to acquisition and sale of
Platform P-37 through loans (Note 10)	212,468	-	-
Transfer to Brasoil of notes receivable and payable (Note 5 (v))	8,231,299	-	-
Payment of accounts payable through loans from Petrobras	600,000	-	-

See the accompanying notes to the consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

1. The Company and its Operations

Petrobras International Finance Company - (“PifCo” or the “Company”) was incorporated in the Cayman Islands on September 24, 1997 and operates as a wholly-owned subsidiary of Petrobras.

PifCo purchases crude oil and oil products from third parties and sells them at a premium to Petrobras on a deferred payment basis. PifCo also purchases  crude oil and oil products from Petrobras and sells them outside Brazil. Accordingly, intercompany activities and transactions, and therefore the Company's financial position and results of operations, are affected by decisions made by Petrobras. Additionally, the Company sells oil and oil products to and from third parties and related parties mainly outside Brazil. Commercial operations are carried out under normal market conditions and at commercial prices. PifCo also engages in international capital market borrowings as a part of the Petrobras financial and operating strategy.

The following is a brief description of each of the Company’s wholly-owned subsidiaries:

Petrobras Singapore Private Limited

Petrobras Singapore Private Limited (“PSPL”), based in Singapore, was incorporated in April 2006 to trade crude oil and oil products in connection with the trading activities in Asia.

PSPL has taken a 50% participation in PM Bio Trading Private Limited, a joint venture with Mitsui & Co. LTD established in Singapore to trade ethanol and to perform other related activities with a main focus in the japanese market. PM Bio Trading Private Limited is scheduled to commence its operations in 2010.

Petrobras Finance Limited

Petrobras Finance Limited (“PFL”), based in the Cayman Islands, in connection with the Company’s structured finance export prepayment program, whereby PFL purchases fuel oil from Petrobras and sells this product in the international market, including sales to designated customers, in order to generate receivables to cover the sale of future receivables debt. Until June 1, 2006, PFL also used to purchase bunker fuel from Petrobras. Certain sales were through subsidiaries of Petrobras.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

1. The Company and its Operations (Continued)

Petrobras Europe Limited

Petrobras Europe Limited (“PEL”), based in the United Kingdom, consolidates Petrobras’ European trade and finance activities. These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to PifCo, PSPL, Petrobras Paraguay, Petrobras International Braspetro B.V. – PIB BV and Petrobras, as well as marketing Brazilian crude oil and other derivative products exported to the geographic areas in which the Company operates. PEL plays an advisory role in connection with these activities and undertakes no commercial or financial risk.

Bear Insurance Company Limited

Bear Insurance Company Limited (“BEAR”), based in Bermuda, contracts insurance for Petrobras and its subsidiaries.

2. Basis of Financial Statement Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). The preparation of these consolidated financial statements requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the consolidated financial statements, as well as amounts included in the notes thereto.

(a) Foreign currency translation

The Company’s functional currency is the U.S. dollar. All monetary assets and liabilities denominated in a currency other than the U.S. dollar are remeasured into the U.S. dollar using the current exchange rates. The effect of variations in the foreign currencies is recorded in the statement of operations as financial expense or income.

(b) Cash and cash equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash and have an original maturity of three months or less at their date of acquisition.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

2. Basis of Financial Statement Presentation (Continued)

(c) Marketable securities

Marketable securities are accounted for under SFAS No. 115 - Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115") and have been classified by the Company as available for sale or trading based upon intended strategies with respect to such securities. The marketable securities classified as trading are short-term in nature as the investments are expected to be liquidated, sold, or used for current cash requirements. The marketable securities classified as available for sale are long-term in nature as the investments are not expected to be sold or otherwise liquidated in the next twelve months.

Trading securities are marked to market through current period earnings, available for sale securities are marked to market through other comprehensive income, and held to maturity securities are recorded at historical cost. There are no transfers between categories of investments.

(d) Trade accounts receivable

Accounts receivable is stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

(e) Notes receivable

Notes receivable bears interest rates and is stated at estimated realizable values. Relate to loans executed between the Company and subsidiaries of Petrobras.

(f) Inventories

Inventories are stated at the lower of weighted average cost or market value.

(g) Restricted deposit and guarantees

Restricted Deposit and guarantees represent amounts placed in escrow as required by contractual commitments of the Company. Deposits are made in cash and recorded at funded amount.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

2. Basis of Financial Statement Presentation (Continued)

(h) Prepaid expenses

Prepaid expenses are exclusively comprised of deferred financing costs associated with the Company's debt issuance and are being amortized over the terms of the related debt. The unamortized balance of deferred financing costs was US$ 40,608 and US$ 60,486 as of December 31, 2008 and 2007, respectively.

(i) Property and equipment

Property and equipment are stated at cost and are depreciated according to their estimated useful lives.

(j) Current and long-term liabilities

These are stated at known or estimated amounts including, when applicable, accrued interest.

(k) Unearned income

Unearned income represents the unearned premium charged by the Company to Petrobras and Alberto Pasqualini - Refap S.A. (“Refap”) to compensate for its financing costs. The premium is billed to Petrobras and Refap at the same time the related product is sold, and is deferred and recognized into earnings as a component of financial income on a straight-line basis over the collection period, which ranges from 120 to 330 days, in order to match the premium billed with the Company’s financial expense. The unearned income was reclassified to accounts receivable.

(l) Revenues, costs, income and expenses

For all third party and related party transactions, revenues are recognized in accordance with the U.S. SEC’s Staff Accounting Bulletion 104 - Revenue Recognition. Crude oil and oil products revenues are recognized on an accrual basis when persuasive evidence of an arrangement exists in the form of a valid contract, delivery has occurred or title has transferred, the price is fixed or determinable and collectability is reasonably assured. Costs are recognized when incurred. Income and expenses include financial interest and charges, at official rates or indexes, relating current and non-current assets and liabilities and, when applicable, the effects arising from the adjustment of assets to market or realizable value.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

2. Basis of Financial Statement Presentation (Continued)

(l) Revenues, costs, income and expenses (Continued)

The principle commercial transactions of the Company consist of:

Imports - the Company buys from suppliers outside Brazil (mainly from third-parties) and sells to Petrobras and its Brazilian subsidiaries.

Exports - the Company buys from Petrobras and sells to customers outside Brazil.

Off-shore - the Company buys and sells mainly outside of Brazil, in transactions with third-parties and related parties.

(m) Income taxes

The Company accounts for income taxes using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets representing the future tax consequences of events that have been recognized in the Company’s financial statements or tax return. The measurement of current and deferred tax liabilities and assets is based on the provisions of the tax laws in the countries in which the Company and its subsidiaries operate (the United Kingdom, Bermuda, Singapore and the Cayman Islands in 2008, 2007 and 2006). Deferred tax assets are reduced by the amount of any tax benefits when, based on the available evidence, such benefit may not be realized. The Cayman Islands and Bermuda have no corporate tax requirements, therefore the Company has no tax provision from these locations and operations in the United Kingdom or Singapore generated no deferred tax provisions for 2008 and 2007.

(n) Accounting for derivatives and hedging activities

The Company applies SFAS No. 133 - Accounting for Derivative Instruments and Hedging Activities, together with its amendments and interpretations, referred to collectively herein as “SFAS 133”. SFAS 133 requires that all derivative instruments be recorded in the balance sheet of the Company as either an asset or a liability and measured at fair value. SFAS 133 requires that changes in the derivative’s fair value be recognized in the income statement unless specific hedge accounting criteria are met and the Company designates. For derivatives designated as accounting hedges, fair value adjustments are recorded either in the income statements or Accumulated Other Comprehensive Income, a component of shareholders’ equity, depending upon the type of accounting hedge and the degree of hedge effectiveness.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

2. Basis of Financial Statement Presentation (Continued)

(n) Accounting for derivatives and hedging activities (Continued)

The Company uses non-hedging derivatives to mitigate the risk of unfavorable price movements for crude oil and oil products purchases. These instruments are marked-to-market with the associated gains or losses recognized as financial income or financial expense.

The Company may also use derivative financial instruments for non-hedging purposes to mitigate the risk of unfavorable exchange-rate movements on other currency-denominated funding. Gains and losses from changes in the fair value of these contracts are recognized as financial income or financial expense.

The Company may also use derivatives to protect exchange of interest rates in different currencies. These hedging derivatives used as well as the risk being hedged are accounted for a cash flow model. Under this model, the gains and losses associated with the derivative instruments are deferred and recorded in Accumulated Other Comprehensive Income until such time as the hedged transaction impacts earnings, with the exception of any hedge ineffectiveness; which is recorded directly in earnings.

(o) Recently issued accounting pronouncements

• EITF No. 08-6, equity method investment accounting considerations (“EITF No. 08-6”)

In November 2008, the FASB reached a consensus on Emerging Issues Task Force Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”), which was issued to clarify how the application of equity method accounting will be affected by SFAS No. 141(R) and SFAS 160. EITF 08-6, among other requirements, determines that an equity method investor shall account for a share issuance by an investee as if the investor had sold a proportionate share of its investment. Any gain or loss to the investor resulting from an investee's share issuance shall be recognized in earnings. This issue is effective January 1, 2009, and will be applied prospectively.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

2. Basis of Financial Statement Presentation (Continued)

(p) Recently adopted accounting pronouncements

• FASB Statement No. 157, fair value measurements (“SFAS 157”)

Effective January 1, 2008, the Company adopted the SFAS 157, which was amended in February 2008 by FASB Staff Position (FSP) SFAS No. 157-1, Application of SFAS 157 to SFAS 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions, and by FSP SFAS 157-2, Effective Date of SFAS 157, which delayed the Company’s application of SFAS 157 for nonrecurring nonfinancial assets and liabilities until January 1, 2009. SFAS 157 was further amended in October 2008 by FSP SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, which clarifies the application of SFAS 157 to assets participating in inactive markets.

SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements, however does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards.

The implementation of SFAS 157 did not have material impacts on the Company’s consolidated financial statements other than additional disclosures that have been incorporated into Note 12 of these financial statements.

• FASB Statement 159 “The fair value option for financial assets and financial liabilities.” (“SFAS 159”)

In February 2007, the FASB issued SFAS 159, which permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items in earnings at each subsequent reporting period. The Company adopted this Statement effective January 1, 2008, but did not make a fair value election at that time or during the remainder of 2008 for any financial instruments not already carried at fair value in accordance with other accounting standards. Accordingly, the adoption of SFAS 159 did not impact the Company’s consolidated financial statements.

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

2. Basis of Financial Statement Presentation (Continued)

(p) Recently adopted accounting pronouncements (Continued)

• FASB Statement No. 161, disclosures about derivative instruments and hedging activities – an amendment of FASB No. 133 (“SFAS 161”)

In March 2008, the FASB issued SFAS 161, that expands disclosure requirements of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and related interpretations. This statement requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for interim and annual financial statements beginning with the first quarter of 2009. The Company early adopted SFAS 161, and its implementation did not have material impact on the Company’s consolidated financial statements other than additional disclosures that have been incorporated into Note 12.

3. Cash and Cash Equivalents

	2008	2007

Cash and banks	92,857	20,925
Time deposits and short-term investment	194,837	653,990

	287,694	674,915

Petrobras International Finance Company and Subsidiaries
(A wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras)

Notes to the Consolidated Financial Statements (Continued)
(In thousand of U.S. dollars)

4. Marketable Securities

				Total

			Interest rate
	Security	Maturity	per annum	2008 (i)	2007 (i)

Available for Sale (iii)	Clep (ii)	2014	8%	759,319	867,794
Available for Sale (iii)	Marlim (ii)	2008-2011	7.4% + IGPM(*)	258,046	352,911
Held to Maturity	Charter (ii)	2009	2.52% up to 4.48%	884,311	699,261
Held to Maturity	NTS (ii)	2009-2014	3.12%/3.82%	595,013	576,687
Held to Maturity	NTN (ii)	2009-2014	3.12%/3.82%	533,426	519,874
Held to Maturity	Mexilhão (ii)	2009	3.03% up to 3.75%	443,878	255,371
Held to Maturity	Gasene (ii)	2009	3.60%/4.13%	332,512	224,142
Held to Maturity	PDET (ii)	2019	4.86%/4.87%	355,984	204,986
Held to Maturity	TUM (ii)	2010	3.40%/3.78%/3.82%	436,035	274,593
Held to Maturity	Third parties			-	157,003

				4,598,524	4,132,622
Less: Current balances				(2,598,764)	(489,077)

				1,999,760	3,643,545

(*) IGPM – General Market Price Index, calculated by the Brazilian Institute of Economics (IBRE) of the Getulio Vargas Foundation (FGV).

(i) The balances include interest and principal.

(ii) Securities held by the fund respective to the special purposes companies, established to support Petrobras infrastructure projects, are not US exchange traded securities.

(iii) Changes in fair value related to the securities classified as available for sale in accordance with SFAS 115 are diminimus and were included in the Statement of Operations as financial income or expense.

(iv) Notes issued by Nova Transportadora Nordeste - NTN and Nova Transportadora Sudeste - NTS Companies (two Special Purpose Companies of Petrobras related to Malhas Project) (see Note 8 (vi)).

Marketable securities are comprised of amounts the Company has invested in the exclusive portfolio of an investment fund, operated exclusively for PifCo, which holds certain Petrobras group securities among its other investments.

5. Related Parties

		Petrobras International
	Petróleo Brasileiro	Braspetro B.V. - PIB BV	Downstream Participações
	S.A. -Petrobras	and its subsidiaries	S.A.and its subsidiaries	Other	2008	2007

Current assets
Marketable securities (iv)	-	-	-	2,598,764	2,598,764	407,564
Accounts receivable, principally for sales (i) e (vi)	23,102,681	84,603	967,425	366	24,155,075	14,885,575
Notes receivable (v)	-	1,145,315	-	7,312	1,152,627	9,673,301
Export prepayment	100,039	-	-	315,804	415,843	72,496
Other	-	1,822	-	-	1,822	1,453

Investments in non-consolidated company	-	-	-	3	3	-

Other assets
Marketable securities (iv)	-	-	-	1,999,760	1,999,760	3,568,055
Notes receivable	-	412,127	-	-	412,127	279,574
Export prepayment	331,450	-	-	-	331,450	710,925

Current liabilities
Trade accounts payable	1,570,908	89,792	51,370	-	1,712,070	1,686,479
Notes payable (ii) e (v)	25,352,728	-	-	-	25,352,728	23,977,731
Other		235			235	-

Long-term liabilities
Notes payable					-	-

Statement of operations							2006

Sales of crude oil and oil products and services	19,040,201	2,023,065	2,708,788	25,250	23,797,304	14,679,385	14,236,511
Purchases (iii)	(11,660,028)	(2,184,855)	(586,289)	-	(14,431,172)	(8,874,800)	(8,121,994)
Selling, general and administrative expenses	(294,080)	(47,570)	-	(18)	(341,668)	(182,424)	(189,667)
Financial income	1,470,424	92,956	57,375	36,776	1,657,531	1,699,307	999,204
Financial expense	(1,319,102)	(30,719)	(122)	(3,118)	(1,353,061)	(1,588,246)	(722,434)
Equity in results of non-consolidated company	-	-	-	(2)	(2)	-	-

Commercial operations between PifCo and its subsidiaries and affiliated companies are carried out under normal market conditions and at commercial prices, except for the sales of oil and oil products to Petrobras, which have an extended settlement period consistent with PifCo’s formation as a financing entity, and include finance charges accrued during the extended payment period.

Certain affiliates of PifCo and PFL, which are subsidiaries of Petrobras, serve as agents in connection with export sales to certain customers under the export prepayment program. Those transactions have been classified as related party transactions for purposes of these financial statements.

The transactions were realized to support the financial and operational strategy of the Company's Parent Company, Petróleo Brasileiro S.A. - Petrobras.

(i) Accounts receivable from related parties relate principally to crude oil sales made by the Company to Petrobras, with extended payment terms of up to 330 days.

(ii) Current Liabilities - Notes payable relate to loans executed between the Company and Petrobras. The annual interest is 5.86% .

(iii) Purchases from related parties are presented in the cost of sales section of the statement of operations.

(iv) See Note (4).

(v) PifCo has authorized, in January 2008, to transfer to Braspetro Oil Services Company - Brasoil its notes receivable contracts in the total amount of US$ 8,203,289 in which Petrobras International Braspetro B.V. - PIB BV, Petrobras Netherlands B.V. - PNBV and Agri Development B.V. - AGRI B.V. are counterparts. Accordingly, it was recommended to Brasoil the assumption of obligations in the exact amount of the notes receivable contracts payment that PifCo holds with Petrobras. In July 2008, PifCo has authorized to transfer to Braspetro Oil Services Company – Brasoil its notes receivable contracts in the total amount of US$ 28,010 in which Petrobras Netherlands B.V. - PNBV is counterpart. Accordingly, it was recommended to Brasoil the assumption of obligations in the exact amount of the notes receivable contracts payment that PifCo holds with Petrobras.

(vi)Unearned income in connection with finance charges accrued during the extended payment period on commercial operations granted by PifCo to related parties are presented as assets under accounts receivable - related parties.

6. Inventories

	2008	2007

Crude oil	733,161	816,127
Oil products	331,827	408,508
LNG	72,191	-

	1,137,179	1,224,635

Inventory is stated at the lower of cost or market. At December 31, 2008 the inventory was reduced in US$ 144,866 (see Note 9), due to the recently declines in the oil international market prices, which was classified as other operating expenses in the statement of operations. The Company adopted the realizable value for inventory impairment purposes.

7. Restricted Deposits and Guarantees

PifCo has restricted deposits with financial institutions that are required as a result of contractual obligations in financing arrangements. The amount classified in non-current assets is comprised of deposits: (i) US$ 38,250 related to issuances of senior notes in the total amount of US$ 600,000. The guarantees related to the financings will be maintained through maturity of such financings, and are required per the related debt agreement; and (ii) in accordance with the Deposit, Pledge and Indemnity Agreement of April 29, 2005, PifCo has guaranteed the debt of SFE – Sociedade Fluminense de Energia Ltda., a subsidiary of Petrobras. In accordance with the terms of this guarantee, PifCo has deposited US$ 95,949 in an escrow account, such amount to be used to satisfy Sociedade Fluminense de Energia debts in the event of default.

8. Financings

	Current		Long-term

	2008	2007	2008	2007

Financial institutions (i) (v) (vi)	142,599	311,471	989,181	1,040,000
Senior notes (ii) (v)	11,099	238,474	235,350	235,350
Global step-up notes (ii) (v)		130,772		-
Sale of right to future receivables (iii)	69,657	69,012	481,450	548,400
Assets related to export prepayment to be offset against
sale of right to future receivables (iii)	-	-	(150,000)	(150,000)
Global notes (ii) (v) (vii) (viii)	76,165	37,337	3,941,135	3,200,209
Japanese yen bonds (iv)	2,179	1,755	386,260	312,830

	301,699	788,821	5,883,376	5,186,789

Financings	-	5,201	5,883,376	5,186,789
Current portion of long-term debt	197,769	704,911	-	-
Accrued interests	103,930	78,709	-	-

	301,699	788,821	5,883,376	5,186,789

8. Financings (Continued)

(i) The Company’s financings in U.S. dollars are derived mainly from commercial banks and include trade lines of credit, which are primarily intended for the purchase of crude oil and oil products, and with interest rates ranging from 3.03% to 5.60% at December 31, 2008. The weighted average borrowing for short-term debt at December 31, 2008 and 2007 was 3.59% and 5.59%, respectively.

At December 31, 2008 and 2007, the Company had fully utilized all available lines of credit specifically designated for purchase of imported crude oil and oil products.

(ii) As of December 31, 2007 and 2006, the outstanding balance of net premiums on reissuances amounted to US$ 2,082 and US$ 10,273, respectively, and there is no outstanding balance at December 31, 2008. PifCo incurred expenses in the total amount of US$ 160,048 on extinguishment of debt during the period ended December 31, 2006 (see Note 8(v)). In connection with the Exchange Offer (see Note 8(viii)) PifCo paid US$ 54,812 related to the amount above the face amount of the old Notes exchanged. This amount was associated to the new Notes and has been amortizated in accordance with the effective interest method.

(iii) In May 2004, PFL and the PF Export Trust (the Trust) executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates have been presented net, rather than gross in these consolidated financial statements, and thus US$ 150,000 has been reduced from the “long term debt” financing respective to sales of right to future receivables.

(iv) On September 27, 2006, the Company concluded a private placement of securities in the Japanese capital market (“Shibosai”) for a total of ¥ 35 billion (US$ 374,346) due September 2016. The issue was a private placement in Japanese market with a partial guarantee of Japan Bank for International Cooperation (JBIC) and bears interest at the rate of 2.15% per annum, payable semiannually. In the same date, PifCo entered into a swap agreement with Citibank, swapping the total amount of this debt to a U.S. dollar denominate debt (see Note 12). PifCo used the proceeds principally to finance PNBV, an affiliate, for construction of lines interconnecting the P-51, P-52 and P-53 production platforms to the PRA-1 autonomous repumping unit.

8. Financings (Continued)

(v) As a result of the settlement of the Exchange Offer occurred on February 7, 2007, PifCo received and accepted a tender amount of US$ 399,053 (face value of the Notes). All the Notes received were cancelled in the same day and as consequence, PifCo issued US$ 399,053 of Global Notes due 2016 that bear interest at the rate of 6.125% per annum, payable semi annually. The new Notes constitute a single fungible series with the US$ 500,000 Global Notes due 2016 issued in October 2006. In total, there are US$ 899,053 in outstanding bonds due 2016. PifCo also paid to the investors a cash amount equivalent to US$ 56,056 as result of the Exchange (see Note 8 (ii)).

(vi) On June 15, 2007, the Nova Transportadora Nordeste-NTN and Nova Transportadora Sudeste-NTS Companies (two Special Purpose Companies of Petrobras related to Malhas Project) transfered to PifCo a Loan Agreement with M-GIC (a Facility Agent of JBIC - Japan Bank for International Cooperation). The outstanding amount of the loan is US$ 394,000 and it bears interest of Libor plus 0.8% per annum, payable semi-annualy. The principal amount will also be paid semi-annualy starting on December 15, 2009 up to December 15, 2014. As a consequence of this transfer, the NTN and NTS issued some Notes to PifCo with the same characteristics of the Loan (principal amount, interest rate and amortization schedule) (see Note 4 (iv)).

(vii) On November 1, 2007, the Company issued Global Notes of US$ 1,000,000 in the international capital market, due March 2018. The Notes bear interest at the rate of 5.875% per annum, payable semiannually, beginning on March 1, 2008. The purpose of this issuance was to access long-term debt capital markets, refinance prepayments of maturing debt and reduce the cost of capital.

(viii)On January 11, 2008, PifCo issued Senior Global Notes of US$ 750,000, that constitute a single issue fungible with the US$ 1,000,000 launched on November 1, 2007, amounting to US$ 1,750,000 in issued bonds due on March 1, 2018. The Notes bear interest at the rate of 5.875% per annum, payable semiannually, beginning on March 1, 2008. The purpose of this issue was to access long-term debt capital markets, refinance prepayments of maturing debt and to reduce the cost of capital.

8. Financings (Continued)

Long-term financings - Additional information

a) Long-term debt interest rates

					Payment period

	Date of issuance	Maturity	Interest rate	Amount	Interest	Principal

Senior notes
Senior notes	January, 2002	2011	9.750%	235,350	semiannually	bullet

				235,350

Sale of right to future
receivables
Junior trust certificates
Serie 2003-B	May, 2003	2013	3.748%	40,000	quarterly	bullet
Serie 2003-A	May, 2003	2015	6.436%	110,000	quarterly	bullet

				150,000

Assets related to export
prepayment to be offset
against sale of right to
future receivables
Serie 2003-B	May, 2003	2013	3.748%	(40,000)	quarterly	bullet
Serie 2003-A	May, 2003	2015	6.436%	(110,000)	quarterly	bullet

				(150,000)

				-

Senior trust certificates
Serie 2003-B	May, 2003	2013	4.848%	87,350	quarterly	quarterly
Serie 2003-A	May, 2003	2015	6.436%	244,100	quarterly	quarterly

				331,450

Japanese yen bonds	September, 2006	2016	2.150%	386,260	semiannually	bullet

				386,260

Global notes
Global notes	July, 2003	2013	9.125%	377,665	semiannually	bullet
Global notes	December, 2003	2018	8.375%	576,780	semiannually	bullet
Global notes	September, 2004	2014	7.750%	397,865	semiannually	bullet
Global notes	October, 2006	2016	6.125%	838,059	semiannually	bullet
Global notes	November, 2007	2018	5.875%	1,750,766	semiannually	bullet

				3,941,135

Financial institutions	from 2004	up to 2017	from 3.03% to 5.60%	989,181	various	various

				989,181

				5,883,376

b) Long-term debt maturity dates:

2010	474,608
2011	392,028
2012	161,798
2013	537,003
2014	553,874
Thereafter	3,764,065

5,883,376

9. Other Operating Expenses

The Company recognized a loss of US$ 577,128 due to inventory impairment for the year ended December 31, 2008, as a result of the recently declines in the oil international market prices.

10. Stockholder's Deficit

Capital

The subscribed capital at December 31, 2008 and 2007 is US$ 300,050 divided into 300,050,000 shares of US$ 1.00 each.

Capital Contribution

In March 2008, the capital contribution increased US$ 212,468 as a result of a gain due to acquisiton from Braspetro Oil Services Company - Brasoil and sale to Petrobras Netherlands B.V. – PNBV, an affiliated, of the platform P-37.

11. Commitments and Contingencies

(a) Oil purchase contract

In an effort to ensure procurement of oil products for the Company’s customers, the Company currently has several short and long-term normal purchase contracts with maturity date up to 2017, which collectively obligate it to purchase a minimum of approximately 202,955 barrels of crude oil and oil products per day at market prices.

(b) Purchase option - Platforms

The Company has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreement granted by PNBV and has maintained the obligation to purchase the vessels in case PNBV exercises the Put Option, upon the occurance of an event of default, under the same Option Agreement, for the Platforms P-8, P-15, P-32. PifCo also has an obligation to purchase the platforms after the expiration of the Charter terms.

In relation to Platform P-47, PifCo has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreement granted by PNBV and has maintained the obligation to purchase the vessel in case PNBV exercises the Put Option, upon the occurance of an event of default or of the expiration of the Charter.

11. Commitments and Contingencies (Continued)

PifCo may designate any affiliate or subsidiary to perform its obligations under this agreement.

(c) Loans agreement

The Company’s outstanding position at December 31, 2008 in irrevocable letters of credit was US$ 627,946, as compared to US$ 730,045 at December 31, 2007, supporting crude oil and oil products imports and services.

Additionally, the Company had standby committed facilities available in the amount of US$ 546,270, (US$ 327,000 at December 31, 2007) which are not committed to any specific use. PifCo has no drawn down amounts related to these facilities and does not have a scheduled date for the drawdown.

In June 2008, PifCo issued a corporate guarantee to International Finance Corporation – IFC in the amount of US$ 40,000 to back a loan contracted by affiliate company Quattor Petroquímica in connection with Petrobras strategy to consolidate petrochemical assets in the southeast region of Brazil. Accordingly, Quattor Petroquímica assumed the obligation to pay interest annually, in Reais, at a rate of 1% p. a. over the amount guaranteed by PifCo up to the maturity date of the loan in 2017, or until certain contractual conditions are reached, whichever comes first. In the event of financial execution of this guarantee, PifCo has been granted the right to recourse.

12. Financial Instruments and Risk Management

PifCo’s policy for the risk management of the price of oil and oil products consists basically in protecting the margins in some specific short-term positions. Future contracts, swaps and options are the instruments used in these economic hedge operations which are tied to actual physical transactions. Positive and negative results are offset by the reverse results of the actual physical market transaction and they are recorded in the statement of operations as financial income and financial expense. The Company’s derivative instruments are recorded in the consolidated balance sheet at their fair value.

For exchange-traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models or quoted prices for instruments with similar characteristics. The transaction price is used as the initial fair value of the contracts.

12. Financial Instruments and Risk Management (Continued)

The commodity derivatives contracts are reflected at fair value as either assets or liabilities on the Company’s consolidated balance sheets recognizing gain or losses in earnings, using market to market accounting, in the period of change.

As of December 31, 2008, the Company had the following outstanding commodity derivative contracts that were entered into:

Commodity Contracts	Notional amount in thousands of bbl*

Maturity 2009	2008	2007

Futures and Forwards contracts
Crude oil and oil Products	(2,704)	(7,275)

* A negative notional amount represents a short position

Cash Flow Hedge

In September 2006, the Company contracted a hedge known as a cross currency swap for coverage of the bonds issued in Yens in order to fix the Company’s costs in this operation in dollars. In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen for the US dollar is fixed at the beginning of the transaction and remains fixed during its existence. The Company does not intend to settle these contracts before the end of the term.

The Company has elected to designate its cross currency swap as cash flow hedges. Both at the inception of a hedge and on an ongoing basis, a cash flow hedge must be expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge. Derivative instruments designated as cash flow hedges are reflected as either assets or liabilities on the Company’s consolidated balance sheets. Change in fair value, to the extend the hedge is effective, are reported in accumulated other comprehensive income until the forecasted transaction occurs.

Effectiveness tests are conducted quarterly in order to measure how the changes in the fair value or the cash flow of the hedge items are being absorbed by the hedge mechanisms. The effectiveness calculation indicated that the cross currency swap is highly effective in offsetting the variation in the cash flow of the bonds issued in Yens.

12. Financial Instruments and Risk Management (Continued)

Cash Flow Hedge (Continued)

As of December 31, 2008, the Company had the following cross currency swap, which was entered into:

Cross Currency Swaps
		Notional Amount
Maturing in 2016%		in thousand (JPY)

Fixed to fixed		35,000,000
Average Pay Rate (USD)	5.69
Average Receive Rate (JPY)	2.15

At December 31, 2008, the over the counter foreign exchange derivative contract, presented a maximum estimated loss per day (VAR – Value at Risk), calculated at a reliability level of 95%, of approximately US$ 25,526.

PifCo designates at inception whether the derivative contract will be considered hedging or non-hedging for SFAS 133 accounting purposes. Non-hedging derivatives that are considered economic hedges, but not designated in a hedging relationship for accounting purposes, are recorded as other current assets or liabilities, with changes in fair value recorded as financial income or financial expense.

The effect of derivative instruments on the statement of financial position for the year ended 31, December 2008.

	December 31, 2008				December 31, 2007

	Asset Derivatives		Liability Derivatives		Asset Derivatives		Liability Derivatives

	Balance Sheet	Fair	Balance Sheet	Fair	Balance Sheet	Fair	Balance Sheet	Fair
	Location	Value	Location	Value	Location	Value	Location	Value

Derivatives designated as
hedging instruments under
SFAS 133
Foreign exchange contracts
Cross currency swap	Other current				Other current
	assets	47,278		-	assets	3,193		-

Derivatives not designated as
hedging instruments under
SFAS 133
Commodity contracts	Other current		Other current		Trade accounts		Other current
	assets	38,513	liabilities	1,101	receivable	1,352	liabilities	28,551

Total Derivatives		85,791		1,101		4,545		28,551

12. Financial Instruments and Risk Management (Continued)

Cash Flow Hedge (Continued)

	Amount of Gain or (Loss)			Amount of Gain or (Loss) Reclassified
	Recognized in OCI on Derivative			from Accumulated OCI into Income
	(Effective Portion)			(Effective Portion)

Location of Gain or (Loss)
Derivatives in SFAS 133 -			Reclassified from
Cash Flow Hedging			Accumulated OCI into
Relationship	2008	2007	Income (effective portion)	2008	2007

Hedge on sales and
Foreign exchange contracts	(20,072)	3,255	financial transactions, net	(9,596)	(10,472)

		Amount of Gain or (Loss) Recognized
		in Income on Derivative

Derivatives Not Designeted as	Location of Gain or (Loss)
Hedging Instruments under	Recognized in Income on
SFAS 133	Derivative	2008	2007

Commodity contracts	Financial income	501,560	64,339
	Financial expense	(415,627)	(147,843)

Total		85,933	(83,504)

PifCo had written put options in the past that allows the holder of the options to sell a floating number of heavy fuel oil volumes at a minimum price of US$14/barrel. Such option had served as an economic hedge on related future sales of receivables under the structured finance export prepayment program; the intent of which was to ensure that physical barrels delivered under the structured finance export prepayment program generate sufficient cash proceeds to repay related financial obligations. Given the low strike price relative to the market the fair value of these options is immaterial at December 31, 2008 and 2007.

Fair Value

Fair values are derived either from quoted market prices available, or, in their absence, the present value of expected cash flows. The fair values reflect the cash that would have been received or paid if the instruments were settled at year end. Fair values of cash and cash equivalents, trade receivables, short-term debt and trade payables approximate their carrying values.

At December 31, 2008 and December 31, 2007 the Company’s long-term debt was US$ 5,883,376 and US$ 5,186,789 respectively, and had estimated fair values of approximately US$ 5,915,000 and US$ 5,625,000, respectively.

12. Financial instruments and Risk Management (Continued)

Fair Value (Continued)

The Company’s long-term asset related to the export prepayment program was US$ 331,450 and US$ 710,925 at December 31, 2008 and December 31, 2007, and had fair values of US$ 335,100 and US$ 714,400, respectively.

The disclosure requirements of SFAS No. 157 and FSP FAS 157-2 were applied to the Company’s derivative instruments and certain marketable securities recognized in accordance with SFAS-115.

The Company’s commodities derivatives and marketable securities fair values were recognized in accordance with exchanged quoted prices as the balance sheet date for identical assets and liabilities in active markets, and, therefore, were classified as level 1.

The fair values of cross currency swaps were calculated using observable interest rates in JPY and USD for the full term of the contracts, and, therefore, were classified as level 2.

The fair value hierarchy for our financial assets and liability accounted for at fair value on a recurring basis at December 31, 2008, was:

			December 31,
	Level 1	Level 2	2008

Assets
Marketable securities - available for sale	1,017,365	-	1,017,365
Derivatives	38,513	47,278	85,791

Liability
Derivatives	1,101	-	1,101

13. Insurance

Petrobras is responsible for contracting and maintaining cargo and civil liability insurance. On December 31, 2008 and 2007 PifCo had insurance coverage for assets physical loss or damage pursuit to Petrobras insurance policy and in accordance to its activities.

The assumptions of risk adopted, given their nature, are not part of the scope of an audit of financial statements and, accordingly, they were not examined by our independent auditors.

14. Subsequent Events

Financings

On February 11, 2009, the Company issued Global Notes of US$ 1,500,000 due March 2019 in the international capital market. The Notes bear interest at the rate of 7.875% per annum, payable semiannually, beginning on September 15, 2009. The funds will be used for general corporate purposes, including the financing of the Petrobras Business Plan 2009-2013.

This financing had estimated issue cost of US$ 6,280, discount of US$ 25,755 and effective interest rate of 8.187% per annum. These Global Notes constitute general senior unsecured and unsubordinated obligations of PifCo. Petrobras will unconditionally and irrevocably guarantee the full and punctual payment.

On March 24, 2009, the Company drewdown US$ 1,000,000 in a line of credit due on March 2011. The Line bear interest at a initial rate of 3 Month Libor + 2.65% per annum, payable quarterly.  The proceeds will be used to finance the purchase of oil imports to Petrobras from PifCo.

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2009

PETROBRAS INTERNATIONAL FINANCE COMPANY-PifCo

By:	/S/ Daniel Lima de Oliveira
Daniel Lima de Oliveira Chairman of the Board

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.